Filed pursuant to Rule 433
Registration No. 333-158277
January 12, 2010
Final Term Sheet
EUR 5,000,000,000 3.625% Global Bonds due 2020

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	January 20, 2020

Redemption Amount:	100%

Interest Rate:	3.625% per annum, payable annually in arrears

Date of Pricing:	January 12, 2010

Closing Date:	January 19, 2010

Interest Payment Dates:	January 20 in each year

First Interest Payment Date:	January 20, 2011 (for interest accrued from and including January 19, 2010, to but excluding January 20, 2011)

Interest Payable on First Interest Payment Date:	EUR 181,746,575.34 (for aggregate principal amount of EUR 5,000,000,000)

Currency of Payments:	EUR to CBF USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.934%

Underwriting Commissions:	0.175%

Proceeds to Issuer:	99.759%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A1CR4S5

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Credit Suisse Deutsche Bank HSBC

Senior Co-Lead Managers:	Commerzbank DekaBank DZ BANK AG Landesbank Baden-Württemberg UniCredit Bank

Co-Lead Managers:	Banca Akros SpA — Gruppo Bipiemme Banca Popolare di Milano BofA Merrill Lynch Barclays Capital BNP PARIBAS CALYON Crédit Agricole CIB Citi Danske Bank Société Générale Corporate & Investment Banking

Stabilization Manager:	Deutsche Bank Aktiengesellschaft
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link:
http://www.sec.gov/Archives/edgar/data/821533/000119312509072075/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm. Alternatively, Deutsche Bank will arrange to send you the prospectus, which you may request by calling toll-free +1-800-503-4611.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.